UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1095847

As at May 20, 2009

ROCKWELL DIAMONDS INC.
Ste. 1020-800 West Pender Street
Vancouver, British Columbia
V6C 2V6

  Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ David J. Copeland
Chairman

Date: May 21, 2009

* Print the name and title of the signing officer under his signature.

ROCKWELL DIAMOND'S EXECUTIVE DIRECTORS COMMENT ON THE SPECIAL SHAREHOLDERS MEETING AND PLANS

May 20, 2009, Vancouver, B.C. - Rockwell Diamonds ("Rockwell" or the "Company") (TSX: RDI; JSE: RDI; OTCBB: RDIAF) Executive Directors comment on the special shareholders meeting and plans.

Introduction

On April 29, 2009, Pala Investments Holdings Limited ("Pala"), which holds 19.9% of Rockwell's issued share capital, announced in Toronto that it had requisitioned a meeting of Rockwell shareholders to be held on June 17, 2009 to vote on the appointment of three proposed new directors and to terminate the shareholders rights plan.

Response by the Executive Directors of Rockwell

Three directors of Rockwell, namely John Bristow, CEO, David Copeland Chairman, and Mark Bristow, Director (herein the "Executive Directors") issued this press release today in their own names and not on behalf of any other Rockwell director. The Executive Directors are responding to the special shareholders meeting requisitioned by Pala.

Firstly, the Executive Directors consider the calling of the Special Meeting by Pala to be completely unnecessary as Rockwell's counsel had already advised Pala that the Annual General Meeting of Rockwell shareholders would be held in July 2009, within the four month period for the requisitioned special meeting. Shareholders and management will now suffer the costs and distraction of two shareholders meetings in quick succession.

"On behalf of the three Executive Directors I want to set the record straight," said David Copeland, Chairman. "We see Pala's proposal to remove the Executive Directors and to terminate Rockwell's shareholders rights plan as yet another attempt to control the Company - this time, as a kind of cashless takeover. The information circular prepared by the Executive Directors on behalf of Rockwell that will be mailed to shareholders in due course will offer a competing financial plan and going-forward vision that will protect the interests of all our shareholders."

Since September 2008, Rockwell's management has been subjected to ongoing attacks by Pala - a minority shareholder, placing considerable strain on the Company's financial resources and management time. In spite of this, the Company has proactively addressed the challenges of the global economic crisis, which have adversely impacted on diamond prices. The management team has steadily improved and enhanced operational activities, productivities have increased and operational costs have continued to decrease. Prices for diamonds are also showing some signs of improvement and the Executive Directors believe the worst is behind us.

In spite of the additional challenges presented by Pala's negative actions, the executive team has, through its networks and management skills, been able to attract and retain skilled technical and operations management with key engineering expertise, and we are also actively seeking out additional senior level executives for the roles of Chief Operating Office and, in due course, a successor Chief Executive Officer to strengthen the executive and operations team. The Company is now well positioned for long term competitive growth, and to benefit from improved diamond prices as world economies emerge from recession.

Mr. Copeland added, "It seems clear to us that Pala intends to terminate our existing shareholder rights plan so they can cement their control over Rockwell through a rights offering or other financing that they will dominate. This is clearly a continuation of the failed takeover attempt they launched last year, only this time they are seeking to control the Company without offering to pay shareholders any control premium at all. Shareholders will see in our circular that we have a competing plan that will not just hand over control to anybody."

The Executive Directors are committed to providing our shareholders with regular updates on all developments of your Company in advance of the Special Meeting, in addition to the mandated information circular.

The Executive Directors are establishing a purpose-specific web site where additional information is made available to shareholders relating to the issues concerning the Special Meeting. This site will be updated regularly and kept current leading up to the Special Meeting on June 17, 2009.

The Laurel Hill Advisory Group has been engaged by the Executive Directors to assist with shareholder communications and proxy solicitation for the Special Meeting. Questions and Inquiries can be directed to Laurel Hill by email at rockwellinfo@laurelhillag.com or by phone at:

	Toll Free	Or Collect
North America	1-888-882-6737	1-416-637-4661
Europe	00-800-8655-1111
South Africa	0-800-982-179

The Information in this Press Release reflects the Views of the Executive Directors Only

About Rockwell Diamonds

Rockwell is a junior mining and development company with established operations in historical diamond producing regions of South Africa. Its focus is production of high quality gemstone diamonds from alluvial deposits. The Company has an experienced management team and well qualified Board (including representation from Pala) with a well directed strategy to build long-term value for all shareholders.

The Company currently holds interests in four alluvial diamond mining operations and has an excellent pipeline of brownfields projects available for development as capital and diamond markets emerge from the recent credit crunch and economic downturn. These projects include a number of properties it acquired from the Trans Hex Group, all of which have been extensively drilled and evaluated.

The Company's existing operations have a solid record of producing large, high value diamonds, including a significant proportion of +2 carat gemstones, regular recovery of +100 carat gemstones, and some fancy diamonds including blue and pink stones. Rockwell achieved an average price of almost US$2,000/carat for its diamond sales in fiscal 2008.

For further details on Rockwell Diamonds Inc., please visit the Company's website at www.rockwelldiamonds.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114. Investor Services deals with Company information and is not authorized to discuss matters or answer questions relating the contested special shareholders meeting.

John Bristow, David Copeland, Mark Bristow

No regulatory authority has approved or disapproved the information contained in this news release.